April 23, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:    Casey's General Stores, Inc. ("Company")
Form 10-K for Fiscal Year Ended April 30, 2014
Response Dated March 19, 2015
File No. 001-34700

Dear Ms. Thompson:

This letter is being written in response to your letter of April 13, 2015, in which you provided an additional staff comment concerning our response to your letter of February 27, 2015. In that earlier letter, you provided several staff comments concerning our most recent Proxy Statement, and the Form 10-K/A (Amendment No. 1) and Form 10-Q filed on December 10, 2014. We appreciate having the staff’s comments. In the following paragraphs, I have set forth the staff's additional comment (in bold face type) followed by my response (in italics):

Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Same Store Sales Growth by Category, page 25

We note your response to comment 2. In addition to disclosure of the program’s current geographic markets, its possible expansion prospects, and future significant agreements, in future filings please provide a narrative description of the Fuel Saver Program and the mechanics by which it drives same-store sales.

Your comments have been noted, and in future filings on Form 10-K, we will provide, to the extent material, a narrative description of the current fuel saver program and the manner in which such programs are thought to contribute to our same-store sales.

* * * *

I also want to acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this information adequately responds to the staff's additional comment. Should you have any additional questions, or need any additional information, please don’t hesitate to contact me.

Sincerely,

/s/ William J. Walljasper

William J. Walljasper
Senior Vice President and
Chief Financial Officer